Exhibit 12.1

DeCrane Aircraft Holdings, Inc.

Computation of Earnings to Fixed Charges Ratios

	Year Ended December 31,
(Dollars in thousands)	2004	2003	2002	2001	2000

Earnings:
Income (loss) from continuing operations before provision for income taxes, cumulative effect of change in accounting principle and extraordinary item	$(42,423)	$(66,434)	$(10,383)	$(21,481)	$9,936
Fixed charges	37,928	27,188	26,403	30,638	28,212
Total earnings (loss)	$(4,495)	$(39,246)	$16,020	$9,157	$38,148

Fixed Charges:
Interest expense, including amortization of debt discounts and issuance costs (1)	$37,146	$26,219	$25,376	$29,645	$27,181
Interest component of rentals (2)	782	969	1,027	993	1,031
Total fixed charges	$37,928	$27,188	$26,403	$30,638	$28,212

Ratio of Earnings to Fixed Charges:
Ratio	—	—	—	—	1.4	x
Deficiency	$42,423	$66,434	$10,383	$21,481	$—

(1)           None capitalized.

(2)           Reflects one-third of rental expense under operating leases considered to represent interest costs.